# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379
Date of event which requires filing of this statement: 10/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001273782
Persons authorized to receive notices and communications: Glenbrook Capital Management, 2207, Suite B, Bellanca St., Minden, Nevada (NV), 89423, 650-441-9525; Ele Klein & Danny Goldstein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2446

## Reporting persons
- GLENBROOK CAPITAL MANAGEMENT (CIK 0001273782): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,196,973; sole dispositive power 0; shared dispositive power 2,196,973; aggregate amount beneficially owned 2,196,973 (40.51% of the class)
  Comment: Based on 5,423,542 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the SEC on July 23, 2026, as amended by Amendment No. 1 filed with the SEC on October 19, 2026 and Amendment No. 2 filed with the SEC on October 22, 2026 (as amended, the "Schedule 13D") with respect to the Common Stock of the Issuer. This Amendment No. 3 amends Item 3, Item 4, and 5(a)-(c), as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

Funds for the purchase of the securities reported herein were derived from the general working capital of the Glenbrook Funds and Accounts. A total of approximately $4.43 million (excluding brokerage commissions) was paid to acquire shares of Common Stock during the period in which the Reporting Person has been subject to reporting obligations under Section 13(d) or 13(g) of the Act with respect to the Common Stock. Such amount does not include the price of shares of Common Stock acquired and/or sold by the Reporting Person prior to such period.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

In April 2026, the Reporting Person commissioned, at its expense, a strategic study of the rodent control market by Sandstrom Partners, Inc. ("Sandstrom"), the results of which were presented to the Board. On October 28, 2026, the Issuer announced that it had engaged Sandstrom as a strategic advisor on marketing and branding. The Reporting Person holds a minority ownership interest in Sandstrom.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 5,423,542 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

All transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 2, which were all in the open market, are set forth in Schedule A hereto, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 99.1 TRANSACTIONS IN SECURITIES OF THE ISSUER

## Signatures
- GLENBROOK CAPITAL MANAGEMENT: /s/ Robert W. Lishman, Robert W. Lishman, Director (10/30/2026)